EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TOGETHER WITH EDWARD D. JONES & CO., L.P.'S COMPLIANCE
REPORT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00759

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Edward D. Jones & Co., L.P._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___12555 Manchester Rd_____
                                    (No. and Street)

_____St. Louis_____MO_____63131_____
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Andrew Miedler_____314-515-1843_____andy.miedler@edwardjones.com_
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____PricewaterhouseCoopers L.L.P._____
                        (Name – if individual, state last, first, and middle name)

_6 Cardinal Way Suite 1100_____St. Louis_____MO_____63102_____
(Address)   (City)   (State)   (Zip Code)

_10/20/2003_____238_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Andrew Miedler_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Edward D. Jones & Co., L.P._____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
_____**/s/Andrew Miedler**_____

Title:
_____Chief Financial Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Management and the Partners of Edward D. Jones & Co., L.P.:

Opinion on the Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (the "Partnership") as of December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2022

We have served as the Partnership's auditor since 2002.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

(Dollars in millions)

ASSETS:

Cash and cash equivalents	$ 1,559
Cash and investments segregated under federal regulations	20,179
Securities purchased under agreements to resell	1,529
Receivable from:	
Clients	4,187
Mutual funds, insurance companies and other	844
Brokers, dealers and clearing organizations	213
Securities owned, at fair value:	
Investment securities	711
Inventory securities	38
Lease right-of-use assets	918
Fixed assets, at cost,	
net of accumulated depreciation and amortization	442
Other assets	836
TOTAL ASSETS	$ 31,456

LIABILITIES AND PARTNERSHIP CAPITAL:

Payable to:	
Clients	$ 23,993
Brokers, dealers and clearing organizations	112
Accrued compensation and employee benefits	2,397
Accounts payable, accrued expenses and other	1,406
Lease liabilities	948
TOTAL LIABILITIES	28,856
Commitments and contingencies (Notes 11 and 12)	
Partnership capital	2,600
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 31,456

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Dollars in millions)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). The financial position of the Partnership's subsidiaries in Canada as of November 30, 2021 are included in the Partnership's Consolidated Statement of Financial Condition because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") directly and indirectly owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, JFC Holding Company, Inc., owns 100% of EDJ Holding Company, Inc. ("EDH") which is the sole general partner of Edward Jones.

Edward Jones is a registered broker-dealer and investment adviser in the United States ("U.S.") and one of the Partnership's subsidiaries, Edward Jones (an Ontario limited partnership) ("EJ Canada"), is a registered broker-dealer in Canada. Through these entities, the Partnership primarily serves individual investors in the U.S. and Canada. The Partnership is a retail brokerage business and primarily derives revenues from fees for providing investment advisory and other account services to its clients, fees for assets held by clients, the distribution of mutual fund shares, and commissions for the purchase or sale of securities and the purchase of insurance products. The Partnership conducts business throughout the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks. Passport Research, Ltd. ("Passport Research"), a wholly-owned subsidiary of the Partnership, provides investment advisory services to the sub-advised Edward Jones Money Market Fund (the "Money Market Fund").

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP"), which require the use of certain estimates by management in determining the Partnership's assets and liabilities. Actual results could differ from these estimates. The Partnership evaluated subsequent events for recognition or disclosure through February 28, 2022, which was the date this Consolidated Statement of Financial Condition was available to be issued, and identified no matters requiring disclosure.

Foreign Exchange

Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820")*,* are carried at fair value or at contracted amounts which approximate fair value given the short time to maturity.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price." Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets categorized as Level I generally are government and agency obligations, including U.S. treasuries, investments in publicly traded mutual funds and money market funds with quoted market prices, equities listed in active markets, client fractional share ownership assets and client fractional share redemption obligations.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

The types of assets categorized as Level II generally are certificates of deposit, municipal obligations, and corporate bonds and notes.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2021.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash, investments and the related interest receivable are segregated in special reserve bank accounts for the benefit of U.S. clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Collateral

The Partnership does not report collateral it has received in secured lending and other arrangements as an asset as the debtors have the right to redeem or substitute the collateral on short notice.

Fractional Shares

Clients may receive fractional share interests through the Partnership's dividend reinvestment and dollar cost averaging programs. The Partnership records these fractional shares, which are considered encumbered assets, at fair value in other assets with associated liabilities in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition as the Partnership must fulfill its clients' future fractional share redemptions. The liabilities are initially recorded at the dollar amount received from the clients, but the Partnership makes an election to record the liabilities at fair value. The Partnership presented an asset and liability of $710 in the Consolidated Statement of Financial Condition as of December 31, 2021. These balances were not included in the Consolidated Statement of Financial Condition in previous periods, and a revision would not have an impact on partnership capital.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Securities Owned

Securities owned, primarily consisting of investment securities, are recorded on a trade-date basis at fair value which is determined by using quoted market or dealer prices. The Partnership's investment securities are primarily held to maintain firm liquidity.

Fixed Assets

Fixed Assets include equipment, property, software and leasehold improvements. Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Software includes purchased software licenses and internally developed software. Internally developed software consists of labor and consulting costs to develop and implement new software or modify existing software to improve functionality for the Partnership's internal use. Software is depreciated using the straight-line method over its useful life, which is estimated at three to five years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. The cost of significant enhancements is capitalized and depreciated once the asset is placed into service. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Compensation Plan

The Partnership has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability of $298 for the future payments due to financial advisors participating in the plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to economically hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in investment securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the plan and the change in value of the investment securities are approximately the same, resulting in minimal net impact to the Consolidated Statement of Financial Condition.

Retirement Transition Plans

The Partnership, in certain circumstances, offers individually tailored retirement transition plans to retiring financial advisors. Each retirement transition plan compensates a retiring financial advisor for successfully providing client transition services in accordance with a retirement and transition agreement. Generally, the retirement and transition agreement is for five years. During the first two years, the retiring financial advisor remains an employee and provides client transition services, which include, but are not limited to, the successful transition of client accounts and assets to successor financial advisors, as well as mentoring and providing training and support to successor financial advisors. The financial advisor retires at the end of year two and is subject to a non-compete agreement for three years. Most retiring financial advisors participating in a retirement transition plan are paid ratably over four years. Compensation expense is generally recognized ratably over the two-year transition period which aligns with the service period of most agreements, with compensation expense related to some plans recognized over one year depending on the size and complexity of the transition plan. As of December 31, 2021, $112 was accrued for future payments to financial advisors who have already started a plan, approximately $55 of which is expected to be paid in 2022. Successor financial advisors receive reduced compensation on transitioned assets for up to four years.

Lease Accounting

The Partnership leases branch office space under numerous operating leases from non-affiliates and financial advisors. Branch offices are generally leased for terms of five years and generally contain a renewal option. Renewal options are not included in the lease term if it is not reasonably certain the Partnership will exercise the renewal option.

The Partnership leases home office spaces and land from non-affiliates with terms ranging from 12 to 30 years. The Partnership also leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly-owned subsidiary of JFC, under terms of non-cancelable triple net leases with one-year lease terms. Intercompany home office leases qualify for the short-term lease exception in FASB ASC No. 842, *Leases*. The Partnership elected to not recognize the lease right-of-use assets and lease liabilities for these short-term leases.

The Partnership recognizes lease liabilities for future lease payments and lease right-of-use assets for the right of use of an underlying asset within a contract. Current leases are all classified as operating leases. Lease right-of-use assets and lease liabilities are recognized in the Consolidated Statement of Financial Condition at commencement date and calculated as the present value of the sum of the remaining fixed lease payments over the lease term. Throughout the lease term, the lease right-of-use asset includes the impact from the timing of lease payments and straight-line rent expense. The Partnership used its incremental borrowing rate based on information available at lease commencement as leases do not contain a readily determinable implicit rate. The Partnership does not separate lease components (i.e., fixed payments including rent, real estate taxes and insurance costs) from non-lease components (i.e., common-area maintenance) and recognizes them as a single lease component. See Note 2 for additional information.

Income Taxes

Generally, income taxes have not been provided for in the Consolidated Statement of Financial Condition due to the partnership tax structure where each partner is liable for their own tax payments. For the jurisdictions in which the Partnership is liable for tax payments, the income tax provisions are immaterial (see Note 9).

Current Expected Credit Loss

The Partnership individually assessed the current expected credit loss for the assets below.

Receivables from Clients

Receivables from clients is primarily composed of margin loan balances. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Collateral held as of December 31, 2021 was $4,803 and was not repledged or sold. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

To estimate expected credit losses on margin loans, the Partnership applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of collateral at the reporting date. Margin loans are limited to a fraction of the total value of the securities held in the client's account against those loans upon issuance in accordance with Financial Industry Regulatory Authority ("FINRA") rules. In the event of a decline in the market value of the securities in a margin account, the Partnership requires the client to deposit additional securities or cash so that, at all times, the loan to the client is no greater than 75% of the value of the securities in the account (or to sell a sufficient amount of securities in order to maintain this percentage). The Partnership, however, generally imposes a more stringent maintenance requirement, which requires that the loan to the client be no greater than 65% of the value of the securities in the account, which is a more stringent requirement than FINRA rules. As such, the Partnership reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of margin loans and, as a result, the Partnership considers credit risk related to these receivables to be minimal. The fair value of collateral was higher than the amortized cost basis for virtually all margin loans as of December 31, 2021, and the expected credit loss for those loans was zero for the period. In limited circumstances,

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

a margin loan may become undercollateralized. When this occurs, the Partnership records a reserve for the undercollateralized portion of the loan, which was an immaterial amount as of December 31, 2021.

Securities Purchased under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing and are carried at contractual cost with accrued interest in receivable from mutual funds, insurance companies and other within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction in U.S. agreements and must equal or exceed 100% of the carrying amount of the transaction in Canada agreements. In the event that the fair value of the collateral does not meet the contractual minimums, the counterparty is obligated to meet any shortfall promptly. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. The fair value of the collateral related to these agreements was $1,526 as of December 31, 2021 and was not repledged or sold.

To estimate expected credit losses on the resale agreements, the Partnership applied the collateral maintenance practical expedient by comparing the amortized cost basis of the resale agreements with the fair value of collateral at the reporting date. The counterparties are all financial institutions that the Partnership considers to be reputable and reliable, and the Partnership reasonably expects the counterparties will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of the resale agreements frequently or for an extended period of time. The expected credit loss was zero as of December 31, 2021.

Receivables from Revenue Contracts with Customers

The majority of the Partnership's receivables are collateralized financial assets, including advisory program fees, retirement fees, mutual fund and insurance service fees, and fund advisor fees, because the fees are paid out of client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables. The Partnership considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being undercollateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2021.

NOTE 2 – LEASES

For the year ended December 31, 2021, cash paid for amounts included in the measurement of operating lease liabilities was $321 and lease right-of-use assets obtained in exchange for new operating lease liabilities was $325. As of December 31, 2021, the weighted-average remaining lease term was four years, and the weighted-average discount rate was 2.1%.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

The Partnership's future undiscounted cash outflows for operating leases as of December 31, 2021 are summarized below:

2022	$	304
2023		250
2024		185
2025		123
2026		66
Thereafter		58
Total lease payments		986
Less: Interest		38
Total present value of lease liabilities	$	948

While the rights and obligations for leases that have not yet commenced are not significant, the Partnership regularly enters into new branch office leases.

NOTE 3 – RECEIVABLES

As of December 31, 2021 and December 31, 2020, $695 and $563, respectively, of the receivable from clients balance is related to revenue contracts with customers.

The following table shows the Partnership's receivable from mutual funds, insurance companies and other as of December 31, 2021:

Deposit for Canadian retirement accounts	$	459
Fees from mutual funds and insurance companies		329
Other receivables		56
Total	$	844

The deposit for Canadian retirement accounts is required by Canadian regulations. The Partnership is required to hold deposits with a trustee for clients' retirement funds held in Canada.

The receivable from mutual funds and insurance companies is related to revenue contracts with customers. The balance was $279 as of December 31, 2020.

NOTE 4 – PAYABLE TO CLIENTS

Payable to clients is composed of cash amounts held by the Partnership due to clients. Substantially all amounts payable to clients are subject to withdrawal upon client request. The Partnership pays interest, which was 0.01% as of December 31, 2021, on the vast majority of credit balances in client accounts.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 5 – FAIR VALUE

The following table shows the Partnership's financial assets and liabilities measured at fair value:

	Level I	Level II	Level III	Total
		Fair Value as of December 31, 2021		
Assets:				
Cash equivalents:				
Certificates of deposit	$ -	$ 166	$ -	$ 166
Money market funds	47	-	-	47
Total cash equivalents	$ 47	$ 166	$ -	$ 213
Investments segregated under federal regulations:				
U.S. Treasuries	$ 13,908	$ -	$ -	$ 13,908
Certificates of deposit	-	400	-	400
Total investments segregated under federal regulations	$ 13,908	$ 400	$ -	$ 14,308
Securities owned:				
Investment securities:				
Government and agency obligations	$ 414	$ -	$ -	$ 414
Mutual funds[1]	297	-	-	297
Total investment securities	$ 711	$ -	$ -	$ 711
Inventory securities:				
Equities	$ 18	$ -	$ -	$ 18
Municipal obligations	-	9	-	9
Certificates of deposit	-	6	-	6
Corporate bonds and notes	-	3	-	3
Mutual funds	2	-	-	2
Total inventory securities	$ 20	$ 18	$ -	$ 38
Other assets:				
Client fractional share ownership assets	$ 710	$ -	$ -	$ 710
Liabilities:				
Accounts payable, accrued expenses and other:				
Client fractional share redemption obligations	$ 710	$ -	$ -	$ 710

(1) The mutual funds balance consists of securities held to economically hedge future liabilities related to the non-qualified deferred compensation plan.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 6 – FIXED ASSETS

The following table shows fixed assets as of December 31, 2021:

Buildings and improvements	$	685
Equipment, furniture and fixtures		590
Software		295
Fixed assets, at cost		1,570
Less: accumulated depreciation		990
Less: accumulated software amortization		138
Fixed assets, net	$	442

The Partnership's weighted average amortization period for software was five years as of December 31, 2021.

The following table shows the expected future amortization of software, excluding $56 of capitalized software costs not yet placed in service that will be amortized in future periods:

2022	$	25
2023		24
2024		23
2025		20
2026		9
Total	$	101

NOTE 7 – LINES OF CREDIT

In accordance with the terms of the $500 committed revolving line of credit (the "2018 Credit Facility") entered into in September 2018, the Partnership is required to maintain a minimum tangible net worth of at least $1,344 and minimum regulatory net capital of at least 6% of aggregate debit items as calculated under the alternative method. The available credit line for the Partnership is reduced by any outstanding borrowing by JFC. JFC has a $200 sublimit on the line of credit, resulting in a minimum available balance of $300 to the Partnership. The Partnership has the ability to draw on various types of loans. The associated interest rate depends on the type of loan, duration of the loan, whether the loan is secured or unsecured and the amount of leverage. Contractual rates are based on an index rate plus the applicable spread. The 2018 Credit Facility is intended to provide short-term liquidity to the Partnership should the need arise. As of December 31, 2021, the Partnership was in compliance with all covenants related to the 2018 Credit Facility.

In addition, the Partnership has multiple uncommitted secured lines of credit totaling $390 that are subject to change at the discretion of the banks. The Partnership also has an additional uncommitted line of credit where the amount and the associated collateral requirements are at the bank's discretion in the event of a borrowing. Based on credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future. Actual borrowing capacity on secured lines is based on availability of client margin securities or firm-owned securities, which would serve as collateral on loans in the event the Partnership borrowed against these lines.

The Partnership also has a $500 uncommitted unsecured line of credit agreement with JFC which does not have an expiration date. The interest rate is based on the contract and determined at the time of borrowing.

There were no amounts outstanding on the 2018 Credit Facility or the uncommitted lines of credit as of December 31, 2021. The Partnership did not have any draws against these lines of credit during the year ended December 31, 2021, except for periodically testing draw procedures.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 8 – NET CAPITAL REQUIREMENTS

As a result of its activities as a U.S. broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Exchange Act and capital compliance rules of the FINRA Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $0.25 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the Securities and Exchange Commission ("SEC") and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

EJ Canada is a registered broker-dealer regulated by the Investment Industry Regulatory Organization of Canada ("IIROC"). Under the regulations prescribed by IIROC, EJ Canada is required to maintain minimum levels of risk-adjusted capital, which are dependent on the nature of EJ Canada's assets and operations.

The following table shows the capital figures for its U.S. and Canada broker-dealers as of December 31, 2021:

U.S.:

Net capital	$	1,421
Net capital in excess of the minimum required	$	1,352
Net capital as a percentage of aggregate debit items		41.3%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items		20.7%

Canada:

Regulatory risk-adjusted capital	$	71
Regulatory risk-adjusted capital in excess of the minimum required to be held by the IIROC	$	50

U.S. net capital, Canada regulatory risk-adjusted capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. A portion of EJ Canada's capital is included as regulatory capital in the computation of Edward Jones' net capital, resulting in an increase in net capital of $41 at December 31, 2021.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones (FOCUS Report)		Edward Jones (Canada)		Other Subsidiaries		Eliminations		Partnership	
Total assets	$	30,414	$	1,174	$	34	$	(166)	$	31,456
Total liabilities	$	27,814	$	1,063	$	-	$	(21)	$	28,856
Total partnership capital		2,600		111		34		(145)		2,600
Total liabilities and partnership capital	$	30,414	$	1,174	$	34	$	(166)	$	31,456

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 9 – INCOME TAXES

The Partnership is a pass-through entity for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of EDH and JFC's general, subordinated limited and limited partners. However, the Partnership's structure does include certain subsidiaries which are corporations that are subject to income tax.

FASB ASC No. 740, *Income Taxes*, requires the Partnership to determine whether, upon review by the applicable taxing authority, each of its income tax positions has a likelihood of being realized that is greater than 50 percent, which could result in the Partnership recording a tax liability that would reduce Partnership capital. The Partnership did not have any significant uncertain tax positions as of December 31, 2021 and is not aware of any tax positions that will significantly change during the next 12 months. The Partnership is generally subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which the Partnership conducts business. Tax years prior to 2018 are generally no longer subject to examination by the IRS, state, local or foreign tax authorities.

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a profit sharing and 401(k) plan covering all eligible U.S. employees and JFC general partners and service partners, a Group Registered Retirement Savings Plan covering all eligible EJ Canada employees and JFC general partners, and a Deferred Profit Sharing Plan covering all eligible EJ Canada employees. The Partnership contributed approximately $286 in total to these plans for the year ended December 31, 2021 in early 2022.

The Partnership has a written agreement with JFC for the services of certain financial advisors who are service partners of JFC and not employees of Edward Jones. Pursuant to the agreement, the Partnership makes payments to the service partners of JFC on JFC's behalf for those services provided (see Note 13). The Partnership contributed approximately $39 to the profit sharing plan in early 2022, applying mandatory profit sharing contributions that were withheld from service partners of JFC during the year ended December 31, 2021.

NOTE 11 – COMMITMENTS, GUARANTEES AND RISKS

As of December 31, 2021, the Partnership would be subject to termination fees of approximately $480 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology to support the Partnership's strategic initiatives, in addition to services for operations and marketing. As of December 31, 2021, the Partnership made no such decision to terminate these services. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

As of December 31, 2021, the Partnership has a revolving line of credit available (see Note 7).

The Partnership provides margin loans to its clients in accordance with Federal Reserve Board Regulation T and FINRA Rule 4210, under which loans are collateralized by securities in client accounts. The Partnership monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements (see Note 1).

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Partnership has controls in place to ensure client activity is monitored and to mitigate the risk of clients' inability to meet their obligations to the Partnership. Therefore, the Partnership considers its potential to make payments under these client transactions to be remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, EJ Canada may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. The Partnership has credit exposure to government and agency securities, which are held as collateral for its resell agreements, investment securities and segregated investments. The Partnership's primary exposure on resell agreements is with the counterparty and the Partnership would only have exposure to government and agency credit risk in the event of the counterparty's default on the resell agreements (see Note 1).

The Partnership provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Partnership's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Partnership considers the likelihood that the Partnership will be required to make payments under these agreements to be remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – CONTINGENCIES

In the normal course of its business, the Partnership is involved, from time to time, in various legal and regulatory matters, including arbitrations, class actions, other litigation, and examinations, investigations and proceedings by governmental authorities, self-regulatory organizations and other regulators, which may result in losses. These matters include:

Wage-and-Hour Class Action. On March 13, 2018, JFC and Edward Jones were named as defendants in a purported collective and class action lawsuit (*Bland, et al. v. Edward D. Jones & Co., L.P, et al.*) filed in the U.S. District Court for the Northern District of Illinois by four former financial advisors. The lawsuit was brought under the Fair Labor Standards Act (FLSA) as well as Missouri and Illinois law and alleges that the defendants unlawfully attempted to recoup training costs from departing financial advisors and failed to pay all overtime owed to financial advisor trainees among other claims. The lawsuit seeks declaratory and injunctive relief, compensatory and liquidated damages. On March 19, 2019, the court entered an order granting the defendants' motion to dismiss all claims, but permitting the plaintiffs to amend and re-file certain of their claims. Plaintiffs filed an amended complaint on May 3, 2019. On March 30, 2020, the court partially granted the defendants' renewed motion to dismiss the amended complaint and dismissed seven of the ten causes of action it purported to state. The court's order eliminated from the case any claims that rely upon the firm's contractual right to recoup training costs as well as related claims for declaratory relief. It also dismissed various state law claims. JFC and Edward Jones deny the allegations in the remaining counts and intend to vigorously defend against the allegations in this lawsuit.

Securities Class Action. On March 30, 2018, Edward Jones and its affiliated entities and individuals were named as defendants in a putative class action (*Anderson, et al. v. Edward D. Jones & Co., L.P., et al.*) filed in the U.S. District Court for the Eastern District of California. The lawsuit originally was brought under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as well as Missouri and California law and alleges that the defendants inappropriately transitioned client assets from commission-based accounts to fee-based programs. The plaintiffs requested declaratory, equitable, and exemplary relief, and compensatory damages. On July 9, 2019, the district court entered an order dismissing the lawsuit in its entirety without prejudice. On July 29, 2019, the plaintiffs filed a second amended complaint, which eliminated certain defendants, withdrew the Securities Act claims, added claims under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and certain additional state law claims, and reasserted the remaining claims with modified allegations. The defendants filed a motion to dismiss, the plaintiffs subsequently withdrew their Investment Advisers Act claims, and on November 12, 2019, the district court granted the defendants' motion to dismiss all other claims. The plaintiffs appealed the district court's dismissal of certain of their state law claims on jurisdictional grounds but did not appeal the dismissal of the remaining claims. On March 4, 2021, the U.S. Court of Appeals for the Ninth Circuit reversed the district court's dismissal of those state law claims. After further appellate proceedings in the Ninth Circuit, defendants filed a petition for certiorari with the U.S. Supreme Court, which was denied on January 18, 2022. On February 2, 2022, the defendants filed a renewed motion to dismiss the plaintiffs' remaining state law claims in the

district court. Edward Jones and its affiliated entities and individuals deny the plaintiffs' allegations and intend to continue to vigorously defend this lawsuit.

In addition to these matters, the Partnership provides for potential losses that may arise related to other contingencies. The Partnership assesses its liabilities and contingencies utilizing available information. The Partnership accrues for potential losses for those matters where it is probable that the Partnership will incur a potential loss to the extent that the amount of such potential loss can be reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*. This liability represents the Partnership's estimate of the probable loss at December 31, 2021, after considering, among other factors, the progress of each case, the Partnership's experience with other legal and regulatory matters and discussion with legal counsel, and is believed to be sufficient. The aggregate accrued liability is recorded within the accounts payable, accrued expenses and other line of the Consolidated Statement of Financial Condition and may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is up to $8 as of December 31, 2021. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established liabilities at December 31, 2021 are adequate, and the liabilities arising from such matters will not have a material adverse effect on the Consolidated Statement of Financial Condition. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future Consolidated Statement of Financial Condition.

NOTE 13 – RELATED PARTIES

The Partnership pays compensation and benefits for general, limited and service partners of JFC. The Partnership pays for services of JFC service partners on behalf of JFC. Pursuant to a written administrative and management services agreement, the Partnership pays for services of JFC general partners and the interest expense of JFC limited partnership capital owned by current and former employees of Edward Jones.

The Partnership has a signed agreement with JFC for a $500 line of credit with the intent to provide short-term liquidity to the Partnership should the need arise. See Note 7.

As of December 31, 2021, the Partnership had declared distributions from partnership capital of $439, which was paid to JFC and EDH in early 2022. These amounts are presented in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

Edward Jones leases a significant portion of its home office space from LEA. The Partnership owed $4 to LEA for building operating expenses as of December 31, 2021, which was included in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

As of December 31, 2021, Edward Jones leased approximately 10% of its branch office space from its financial advisors. The associated lease right-of-use assets and lease liabilities included in the Consolidated Statement of Financial Condition were $95 and $96 at December 31, 2021, respectively. These leases are executed and maintained in a similar manner as those entered into with third parties. See Note 2 for additional information about the Partnership's leases.

Trust services are offered to U.S. clients of Edward Jones through Edward Jones Trust Company ("Trust Co."), a wholly-owned subsidiary of JFC. For the year ended December 31, 2021, Edward Jones has signed agreements with Trust Co. whereby:

  Trust Co. reimburses Edward Jones for the referral and servicing of Trust Co. client accounts.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Trust Co. reimburses Edward Jones for contributions made to the Partnership's profit sharing and 401(k) plan for eligible employees of Trust Co.

Trust Co. pays a fee to Edward Jones for operational and administrative support, primarily based on the number of associates supporting Trust Co.

Trust Co. pays a fee to Edward Jones for leasing general office space in connection with Trust Co. operations.

Trust Co. allocates personnel costs of Trust Co. associates assigned to temporarily provide support for Edward Jones' operations. Edward Jones pays a fee based on the number of associates supporting its activities and the associates' salaries.

Edward Jones will reimburse Trust Co. for expenses if Trust Co. does not achieve profitability. Trust Co. was profitable during the year.

Edward Jones pays Trust Co. a portion of custodial fees for serving as custodian for retirement accounts. Custodial fees are based on the number of accounts.

Edward Jones will indemnify Trust Co. for certain tax obligations of Trust Co. attributable to the activities of Edward Jones.

Trust Co. reimburses Edward Jones for operating expenses paid on behalf of the Trust Co. The total amount owed to Edward Jones as of December 31, 2021 was $3, which was included in other assets in the Consolidated Statement of Financial Condition.

Olive Street Investment Advisers, LLC ("Olive Street"), a wholly-owned subsidiary of JFC, is the investment adviser to the eight sub-advised mutual funds comprising the Bridge Builder® Trust ("BB Trust"). Olive Street has primary responsibility for setting the overall investment strategies and selecting and managing sub-advisers, subject to the review and approval of the BB Trust's Board of Trustees. Edward Jones has a signed service agreement to provide Olive Street with personnel needed to perform services to the BB Trust. In addition, under this service agreement, Edward Jones has agreed to pay a fee to Olive Street for certain administrative services to support the BB Trust.

As the investment adviser to the Money Market Fund, Passport Research has contractually agreed to waive fees and/or reimburse fund operating expenses to the extent necessary to limit the annual operating expenses of the Money Market Fund. Further, Edward Jones earns certain fees from the Money Market Fund, some or all of which may be voluntarily waived. Edward Jones incurred fee waivers in 2021 to limit the Money Market Fund's annual operating expenses and to maintain a positive client yield on the fund in light of the low interest rate environment throughout the year.

Certain affiliates maintain brokerage accounts with Edward Jones, and Edward Jones pays interest on cash balances in those accounts on a monthly basis. As of December 31, 2021, the cash balances totaled $242.

In the normal course of business, partners of JFC and associates of the Partnership use the same advisory and brokerage services of the Partnership as unrelated third parties, with certain discounts on commissions and fees for certain services. The Partnership has included balances arising from such transactions in the Consolidated Statement of Financial Condition on the same basis as other clients.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 14 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, the Partnership enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the Partnership's securities purchased under agreements to resell as of December 31, 2021:

Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition		Net amount
			Financial instruments	Securities collateral	
$ 1,529	-	1,529	-	(1,526)	$ 3

Edward D. Jones & Co., L.P.'s Compliance Report

Edward D. Jones & Co., L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Partnership's Internal Control Over Compliance was effective during the period January 1, 2021 to December 31, 2021;

(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2021;

(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and

(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

Edward D. Jones & Co., L.P.

I, Andrew T. Miedler, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: /s/ Andrew T. Miedler

Title: Chief Financial Officer

February 28, 2022



Report of Independent Registered Public Accounting Firm

To the Management of Edward D. Jones & Co., L.P.:

We have examined Edward D. Jones & Co., L.P.'s (the "Partnership") assertions, included in the accompanying Edward D. Jones & Co., L.P.'s Compliance Report, that

(1) the Partnership's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2021 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2021, and

(4) the information used to assert that the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records.

The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Partnership (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Partnership's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Partnership's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2021 and during the year ended December 31, 2021, (2) the Partnership complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2021 was derived from the Partnership's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Partnership's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Edward D. Jones & Co., L.P.'s compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 6 Cardinal Way Suite 1100, St. Louis Missouri 63102
T: (314) 206-8500, F: (314) 206-8514, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edward D. Jones & Co., L.P.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 28, 2022